================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August, 2007

                        Commission File Number: 001-33356

                                   Gafisa S.A.
                 (Translation of registrant's name into English)

                      Av. Nacoes Unidas No. 4777, 9th floor
                            Sao Paulo, SP, 05477-000
                          Federative Republic of Brazil
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      Form 20-F |X|          Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                            Yes |_|          No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                            Yes |_|          No |X|

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                            Yes |_|          No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                ---

--------------------------------------------------------------------------------

                                   Gafisa S.A.

                                TABLE OF CONTENTS

  Item
----------

    1 Communication dated August 06, 2007, regarding the earnings release of the 2Q07.

                  Gafisa Reports Strong Second Quarter Results
              Net operating revenue increases 75% to R$267 million
        Company posts 72% growth in launches and 50% growth in pre-sales

Sao Paulo, August 6, 2007 - Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil's leading diversified national homebuilder, today reported its financial results for the second quarter ended June 30, 2007 (2Q07). The following financial and operating information, unless otherwise indicated, was prepared and presented in accordance with Brazilian GAAP (BR GAAP) and in Brazilian Reais (R$). Additionally, financial statements and operating information consolidate the numbers for Gafisa and its subsidiaries, and refer to Gafisa's stake (or participation) in its developments.

Commenting on second quarter results, Wilson Amaral, chief executive officer of Gafisa S.A. said, "I am pleased with the operating and financial results we delivered in the first half of 2007. Not only did we launch new developments valued close to R$800 million, on a consolidated basis, but importantly, we also continued to show robust pre-sales results during the quarter, indicating increasing consumer demand for our products. We are committed to serving all levels of the homebuyer market through products tailored to their needs and to the introduction of new financing options for consumers. This commitment, coupled with positive industry trends, strong brand recognition and a well capitalized balance sheet, puts Gafisa in a sound position to continue to deliver rapid and sustainable growth." Additional management comments about the Company's results can be found on page 4 of this release.

                               Operating & Financial Highlights for the 2Q07

IR Contact                     o Project Launches for 2Q07 totaled R$470.7
Email: ir@gafisa.com.br        million, a 71.6% increase over 2Q06. Pre-sales
Tel: +55 (11) 3025-9305        for 2Q07 totaled R$342.8 million, a 49.8%
IR Website:                    increase over 2Q06.
www.gafisa.com.br/ir
2Q07 Earnings Results          o For the three months ended June 30, 2007,
Conference Call                consolidated net operating revenues, recognized
Date:                          by the Percentage of Completion ("PoC") method,
Tuesday, August 7, 2007        rose 75.2% to R$266.5 million from R$152.2
> In English                   million for the 2Q06 period.
11:00am EST
12:00pm Brasilia Time          o 2Q07 EBITDA reached R$38.4 million (14.4%
Phone: +1 (973) 935-8893       EBITDA margin), a 90.4% increase compared to the
Code: 9046538                  R$20.2 million 2Q06 EBITDA (13.3% EBITDA margin).
Replay: +1 (973) 341-3080
Code: 9046538                  o Net Income for 2Q07 was R$32.1 million (12.1%
> In Portuguese                Net Income margin), an increase of 52.2% compared
9:00am EST                     with the adjusted net income of R$21.1 million in
10:00am Brasilia Time          2Q06 (13.9% Net income margin). 2Q07 Adjusted
Phone: +55 (11) 2101-4848      Earnings per Share was R$.25, a 20.6% increase
Code: Gafisa                   compared to the R$.21 in 2Q06.
Replay: +55 (11) 2101-4848
Code: Gafisa                   o The Backlog of Results to be recognized under
                               the PoC method reached R$418.8 million in 2Q07 representing 75.4% growth over 2Q06. The Backlog
                               Margin to be recognized reached 38.1%.

                               o In 2Q07 we continued consolidating our national presence, launching developments in Maceio (state of Alagoas), Manaus (state of Amazonas), Salvador (state of Bahia) and Belem (state of Para). Also, in June we launched our first development in Santos (state of Sao Paulo).

                               o During the quarter Gafisa launched an
                               innovative mortgage product with a leading financial institution, "Blue Print Mortgage." This new product offers consumers favorable rates with a long-term repayment option while reducing working capital requirements for Gafisa. In three recent project launches offering the Blueprint mortgage option on average 69% of the units sold utilized the credit facility.

                               o Working capital requirements continue to improve as more homebuyers finance pre-sales through bank mortgages. During the first semester of 2007 60% of our pre-sales were financed with bank mortgages, compared with 35% during the year of 2006.

                               o Leveraging Gafisa's existing regional
                               partnerships, Fit Residencial has expanded its national footprint. FIT is currently developing projects in Salvador (Bahia), Belem (Para), Goiania (Goias) and Porto Alegre (Rio Grande do
                               Sul). Fit Residencial's Land Bank reached
                               R$233 million.

Recent Developments


During the second quarter of 2007, Fit Residencial, a wholly-owned subsidiary focused on urban developments for the mid-low income segment of the market, accelerated the ramp-up of its operations. Strong consumer acceptance of Fit's first project in Jacana, launched in March 2007, resulted in sales reservations of over 85% (Fit Residencial recognizes sales only after the client has received the final approval by Caixa Economica Federal). A dedicated team from CEF working closely with Fit on qualifying home-buying applicants has resulted in smooth and efficient credit processing procedures averaging less than 30 days to complete. Leveraging Gafisa's existing partnerships, Fit Residencial expanded its national footprint and increased its land bank to R$233 million. Fit is currently developing projects in Salvador (Bahia), Belem (Para), Goiania (Goias) and Porto Alegre (Rio Grande do Sul).

In 1Q07, Gafisa created a joint venture, Bairro Novo, with Odebrecht Empreendimentos Imobiliarios, Ltda to exclusively develop, manage and build large scale Affordable Entry Level (AEL) projects in suburban areas, with over 1,000 units per development. Since that time, a management team has been named and plans are underway to launch the joint venture's first project during the first semester of 2008. Modeled after the Mexican affordable housing model, Bairro Novo will develop large standardized communities, complete with the necessary community and public infrastructure.

During the quarter Gafisa launched an innovative mortgage product with a leading financial institution, "Blue Print Mortgage." This new financial product allows buyers to finance a 10% initial down payment as well as lock-in a twenty-five year bank mortgage on the remaining 90% purchase price of a new home prior to construction. Home buyers without an established credit history are able to qualify by paying monthly installments on a timely basis. Additionally, home buyers receive their units 6 to 10 months ahead of the regular schedule, bringing important savings in rent and increased quality of life. This new product offers consumers a favorable rate with a long-term repayment option while reducing working capital requirements for Gafisa.

On March 16, 2007 Gafisa became the first Brazilian homebuilder publicly-traded on the New York Stock Exchange (NYSE). Since the follow-on offering on the Bovespa and the NYSE listing, the Company's trading volume has increased nearly fourfold, with an average daily trading volume of 700.000 common shares on the BOVESPA (approximately R$20MM) and an average daily trading volume of 650.000 common shares on the NYSE (approximately US$10MM).

During the quarter, the portion of Gafisa's outstanding shares held by public investors ("float") increased to 86%, reinforcing the Company's position as a truly public company with a strong commitment to the highest standards of corporate governance. Management believes that this provides Gafisa with an important competitive edge in today's marketplace.


Operating and Financial Highlights                          2Q07           2Q06      Var. (%)      1H07          1H06      Var. (%)
----------------------------------                          ----           ----      --------      ----          ----      --------

Project Launches (R$000) (% Gafisa)                        470,673        274,215       72%        773.819      436.239       77%
Project Launches (R$000) (including partners stakes)       678,832        372,196       82%     1.023.793       534.220       92%
Project Launches (Units) (including partners stakes)         2,744          1,254      119%          4.561        1.736      163%
Average Project Launch Price (R$/sq.m) (100% without
lots)                                                        2,625          2,853       -8%          2.584        3.062      -16%
Pre-Sales (R$000) (% Gafisa)                               342,778        228,870       50%        597.281      381.206       57%
Sales from projects launched in 2007 (R$000) (% Gafisa)    224,361        143,699       56%        299.521      186.163       61%
Sales from inventory prior to 2007 (R$000) (% Gafisa)      118,418         85,171       39%        297.760      195.043       53%
Pre-Sales (R$000) (including partners stakes)              439,012        272,458       61%        745.525      436.176       71%
Pre-Sales (Units) (including partners stakes)                1,806            766      136%          2.992        1.432      109%
Average Sales Price (R$/sq.m) (100% without lots)            2,705          2,805       -4%          2.741        2.838       -3%
-------------------------------------------------            -----          -----       ---          -----        -----       ---

Net Operating Revenues                                     266,548        152,151       75%        490,864      283,977       73%
Gross Profits                                               80,081         39,124      105%        148,041       74,050      100%
Gross Margin                                                  30.0%          25.7%    4.33p.p.        30.2%        26.1%    4.08p.p.
EBITDA                                                      38,416         20,175       90%         74,627       40,597       84%
EBITDA Margin                                                 14.4%          13.3%    1.15p.p.        15.2%        14.3%    0.91p.p.
Extraordinary Expenses                                           0         -1,840     -100%        -30,174      -29,176        3%
Adjusted Net Income                                         32,140         21,122     52.2%         49,762       33,681       48%
Adjusted Net Margin                                           12.1%          13.9%   -1.82p.p.        10.1%        11.9%   -1.72p.p.
Adjusted Earnings per Share                                   0.25           0.21     20.6%           0.39         0.34     14.3%
Average number of shares, basic                         129,195,063   102,430,921       26%    127,098,840   98,305,345       29%

Backlog of Revenues                                          1,100            540      104%          1,100          540      104%
Backlog of Results                                             419            239       75%            419          239       75%
Backlog Margin(1)                                             38.1%          44.2%   -6.15p.p.        38.1%        44.2%   -6.15p.p.

Net Debt (Cash)                                           -125,259       -147,045      -15%       -125,259     -147,045      -15%
Cash                                                       496,016        422,779       17%        496,016      422,779       17%
Shareholders' Equity                                     1,462,371        807,633       81%      1,462,371      807,633       81%
Total Assets                                             2,295,381      1,406,612       63%      2,295,381    1,406,612       63%

------------
Note: (1) In order to increase transparency and visibility of future earnings, during the fourth quarter ended December 31st 2006, the Company changed the accounting practice adopted with respect to the costs and earnings to be recognized in our backlog.

CEO Commentary and Corporate Highlights for Fiscal 2Q07

Fueled by continued growth in the housing industry reflecting increased consumer demand and greater access to financing, Gafisa turned in strong results for the second quarter of 2007. With 20 launches representing almost R$800 million in potential sales value, and 57% growth in pre-sales during the first semester of 2007, Gafisa continued to show that its team is executing on plan and its products are meeting consumer demand.

The real estate market continues to benefit from rising consumer confidence, decreasing interest rates, expansion of loan terms and the strong inflow of commercial bank mortgages. Demand for housing has been fueled by increasing access to financing. The first semester of 2007 was marked by impressive mortgage financing growth in Brazil, with a 67% increase in the amount of mortgages granted over the first semester of 2006.

Competition, particularly in Sao Paulo, is increasing as additional well capitalized players enter the market. Although we haven't seen scarcity of available land, prices have been increasing and permitting is becoming more difficult. Over the years Gafisa has developed proprietary technology for permitting projects, which together with our well diversified land bank, has enabled the company to continue approving and launching developments on schedule.

Importantly, the Company's strong performance during the first half of 2007 reflects positively on our ability to execute on our long term strategy. We have been able to leverage our competitive advantages to the benefit of our customers, partners and shareholders:

Brand: Homebuyers trust the quality of the Gafisa product and have seen a track-record of on-time deliveries. Our high sales velocity speaks to the strength of our brand.

Land Bank: The Company has one of the most expansive and diversified land banks. Gafisa now owns approximately R$6.2 billion in its land bank, in 91 different sites, equaling almost 50.000 units. Importantly, this land bank is highly diversified, with almost 70% outside of the cities of Rio de Janeiro and Sao Paulo. As mentioned above, although permitting has become a bottleneck for some companies, Gafisa's proprietary technology for permitting projects together with our well-diversified land bank, has enabled us to continue launching on schedule.

Management: Gafisa's professional management team, as well as its distinguished training program, continues to attract an unprecedented number of candidates, ensuring a strong pool of management into the future. The 2007 trainee program has recently been launched and expanded to include recruiting in all 27 states of Brazil.

Transparency: Gafisa's reputation for transparency has made us the preferred partner for consumers who want consistent quality and on-time delivery, joint venture partners who expect fair and transparent relationships, to shareholders who demand the highest standards of corporate governance.

The second quarter of 2007 was highlighted by many significant accomplishments. I am excited about the opportunities and remain confident in the strength of our professional management team's ability to continue to execute on our long-term growth strategy.


Wilson Amaral
CEO - Gafisa S.A.

Project Launches and Pre-Sales

Gafisa's project launches rose by 71.6%, or R$196.5 million, from R$274.2 million in 2Q06 to R$470.7 million in 2Q07. Following our strategy of diversification into under-explored markets, during 2Q07 Gafisa launched in Maceio (in the state of Alagoas), Manaus (in the state of Amazonas), Salvador (in the state of Bahia) and Belem (in the state of Para). Also, 2Q07 marked Gafisa's debut in Santos (in the state of Sao Paulo). In 2Q07, 53.6% of the launches were in markets outside the cities of Sao Paulo and Rio de Janeiro.

The decrease in the average price per square meter for the developments launched during 2Q07 (R$2,625, compared to R$2,853 during the same period in 2006) is due to the fact that the mix of our launches in 2Q06 was more concentrated on the High and Mid-high Income segments (48% of launches in 2Q06), which are characterized by a higher price point.

The tables below detail new projects launched in the second quarter and the first 6 months of 2007:

-----------------------------------------------------------------------------------------------------------------------------------
Table 1 - 2Q07 Launches by Segment (1)
-----------------------------------------------------------------------------------------------------------------------------------
                     Launches (R$000) (% Gafisa)           Launch price (R$/sq.m) (100%)       Launches (usable area - sq.m) (100%)
Segments           2Q07         2Q06     Change (%)       2Q07         2Q06     Change (%)        2Q07       2Q06       Change (%)
----------------------------------------------------  --------------------------------------  -------------------------------------
HIG                    -       36,244     -100%             NA        3,638          NA               -       9,963       -100%
MHI              176,789       95,955       84%          3,178        3,296          -4%         81,587      51,763         58%
MID              290,796       99,712      192%          2,392        2,213           8%        172,826      48,104        259%
AEL                3,087            -       NA           1,467           NA          NA           4,207           -         NA
LOT                    -       42,303     -100%             NA          278          NA               -     212,000       -100%
COM                    -            -       NA              NA           NA          NA               -           -         NA
----------------------------------------------------  --------------------------------------  -------------------------------------
TOTAL            470,673       274,215      72%          2,625        2,853          -8%        258,621     321,830        -20%
----------------------------------------------------  --------------------------------------  -------------------------------------

Table 2 - 2Q07 Launches by Region

-----------------------------------------------------------------------------------------------------------------------------------
Goeg. Region       2Q07         2Q06     Change (%)       2Q07         2Q06     Change (%)        2Q07       2Q06       Change (%)

-----------------------------------------------------------------------------------------------------------------------------------
Sao Paulo        128,545       73,266       75%           2,305        3,481       -34%          69,845       34,043       105%
Rio de Janeiro    89,767       58,933       52%           3,176        3,191         0%          44,342       27,683        60%
New Markets      252,360      142,016       78%           2,610        2,213        18%         144,433      260,104       -44%
----------------------------------------------------  --------------------------------------  -------------------------------------
TOTAL            470,673      274,215       72%           2,625        2,853        -8%         258,621      321,830       -20%
-----------------------------------------------------------------------------------------------------------------------------------

Segment Breakdown(1): HIG = High Income / MHI = Mid-High / MID = Middle Income / AEL = Affordable Entry Level / LOT = Urbanized Lots /COM = Commercial (commercial buildings).

-----------------------------------------------------------------------------------------------------------------------------------
Table 3 - 1H07 Launches by Segment (1)
-----------------------------------------------------------------------------------------------------------------------------------
                     Launches (R$000) (% Gafisa)            Launch price (R$/sq.m) (100%)       Launches (usable area - sq.m) (100%)
Segments           1H07         1H06     Change (%)       1H07         1H06     Change (%)        1H07         1H06     Change (%)
----------------------------------------------------  --------------------------------------  -------------------------------------
HIG                 -          82,397      -100%             NA        3,778        NA                -       21,808       -100%
MHI              176,789      172,134         3%          3,178        3,285        -3%          81,587       75,118          9%
MID              541,951       99,712       444%          2,452        2,213        11%         281,036       48,104        484%
AEL               20,061        6,983       187%          1,729        1,808        -4%          13,388        3,862        247%
LOT               35,018       42,303       -17%            232          278       -16%         225,269      212,000          6%
COM                    -       32,709      -100%             NA        5,169         NA               -        6,328       -100%
----------------------------------------------------  --------------------------------------  -------------------------------------
TOTAL            773,819      436,239        77%          2,584        3,062       -16%         601,280      367,219         64%
----------------------------------------------------  --------------------------------------  -------------------------------------

Table 4 - 1H07 Launches by Region
-----------------------------------------------------------------------------------------------------------------------------------
                     Launches (R$000) (% Gafisa)            Launch price (R$/sq.m) (100%)       Launches (usable area - sq.m) (100%)
Geog. Region       1H07         1H06     Change (%)      1H07        1H06       Change (%)     1H07         1H06      Change (%)
----------------------------------------------------  --------------------------------------  -------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Sao Paulo        221,202      156,428       41%          2,296       3,292       -30%         110,449       61,260       80%
Rio de Janeiro   133,782      137,795       -3%          3,018       3,646       -17%          61,250       45,855       34%
New Markets      418,835      142,016      195%          2,609       2,213        18%         429,581      260,104       65%
----------------------------------------------------  --------------------------------------  -------------------------------------
TOTAL            773,819      436,239       77%           2,584      3,062       -16%         601,280      367,219       64%
-----------------------------------------------------------------------------------------------------------------------------------

-------------------
(1) For information about segmentation, refer to glossary in the end of this report.

Pre-sales for the three-month period ended June 30, 2007 amounted to R$342.8 million, a 50% increase over the same quarter in the previous year. As the strong sales figures confirm, the increased supply in the market has not decreased Gafisa180>s sales velocity.


In 2Q07, 83.0% of our pre-sales came from the mid (MID) and mid-high (MHI) segments. High income (HIG), lots and affordable entry level accounted for the remaining 17.0%. The large growth in the MID and MHI segments demonstrates that the fundamentals of the industry remain very compelling. The real estate market is benefiting from rising consumer confidence, decreasing interest rates, expansion of loan terms and the strong inflow of commercial bank mortgages.


Our diversification strategy is showing strong results, as we continue to launch and sell quickly in new markets. Our pre-sales in new markets increased 298%, and accounted for 47% of our total pre-sales in 2Q07.

The tables below set forth a detailed breakdown of our pre-sales for the second quarter and the first 6 months of 2007:

----------------------------------------------------------------------------------------------------------------------------------
Table 5 - 2Q07 Pre-Sales by Segment (1)
----------------------------------------------------------------------------------------------------------------------------------
                        Pre-Sales (R$000) (%Gafisa)         Sales price (R$/sq.m) (100%)        Pre-Sales - usable area (sq.m)(100%)
Segments                2Q07      2Q06     Change (%)       2Q07       2Q06     Change (%)        2Q07        2Q06     Change (%)
----------------------------------------------------------------------------------------------------------------------------------
HIG                   21,924     49,451       -56%         3,633       4,018      -10%            6,149      12,308       -50%
MHI                   69,889    108,688       -36%         3,060       3,189       -4%           35,155      45,627       -23%
MID                  214,787     50,549       325%         2,619       2,089       25%          101,217      25,004       305%
AEL(2)                13,027     11,628        12%         1,984       1,239       60%            7,028       9,410       -25%
LOT                   16,105      6,976       131%           189         738      -74%          126,050      16,010       687%
COM                    7,047      1,578       347%         4,971       3,151       58%            1,418         573       148%
-----------------------------------------------------   ----------------------------------   -------------------------------------
TOTAL                342,778    228,870      50%          2,705       2,805       -4%          277,017      108,932      154%
-----------------------------------------------------   ----------------------------------   -------------------------------------

Table 6 - 2Q07 - Pre-Sales by Region
----------------------------------------------------------------------------------------------------------------------------------
Geog. Region           2Q07       2Q06    Change (%)       2Q07       2Q06     Change (%)        2Q07        2Q06     Change (%)
----------------------------------------------------------------------------------------------------------------------------------
Sao Paulo            129,945    129,908        0%         3,004       3,069       -2%           62,596      48,647        29%
Rio de Janeiro        50,958     58,270      -13%         2,969       2,660       12%           22,414      29,787       -25%
New Markets          161,876     40,693      298%         2,754       2,271       21%          192,007      30,497       530%
-----------------------------------------------------   ----------------------------------   -------------------------------------
TOTAL                342,778    228,870      50%          2,705       2,805       -4%          277,017      108,932      154%
-----------------------------------------------------   ----------------------------------   -------------------------------------

Table 7 - 2Q07 Pre-Sales by Launch Year
----------------------------------------------------------------------------------------------------------------------------------
Launching year         2Q07       2Q06    Change (%)       2Q07       2Q06     Change (%)        2Q07        2Q06     Change (%)
-----------------------------------------------------   ----------------------------------   -------------------------------------
Launches from 2007   224,361       -          NA          2,693         -          NA          134,187           -        NA
Launches from 2006    69,984    143,699      -51%         3,029       3,320        -9%          39,301      53,626       -27%
Launches from 2005    48,433     85,171      -43%         3,059         251      1118%         103,529      55,306        87%
-----------------------------------------------------   ----------------------------------   -------------------------------------
TOTAL                342,778    228,870      50%          2,705       2,805       -4%          277,017      108,932      154%
-----------------------------------------------------   ----------------------------------   -------------------------------------

Note: (1) For information about segmentation, refer to glossary in the end of this report. (2) Fit Residencial recognizes sales only after the client has received the final approval by Caixa Economica Federal.

----------------------------------------------------------------------------------------------------------------------------------
Table 8 - 1H07 Pre-Sales by Segment
----------------------------------------------------------------------------------------------------------------------------------
                        Pre-Sales (R$000) (%Gafisa)          Sales price (R$/sq.m) (100%)       Pre-Sales - usable area (sq.m)(100%)
Segments               1H07        1H06    Change (%)       1H07        1H06     Change (%)       1H07        1H06     Change (%)
-------------------------------------------------------  ------------------------------------  -----------------------------------
HIG                   46,432      65,028      -29%          3,718       3,854        -4%         12,602      16,871       -25%
MHI                   128,544    159,761      -20%          3,160       3,252        -3%         57,678      61,974        -7%
MID                   336,713     98,209      243%          2,574       2,207        17%        160,118      46,990       241%
AEL2                  15,796      24,642      -36%          1,934       1,452        33%          8,647      17,058       -49%
LOT                   45,973      8,978       412%            238         691       -66%        267,047      22,257      1100%
COM                   23,823      24,588       -3%          5,206       4,791         9%          4,590       5,374       -15%
-------------------------------------------------------  ------------------------------------  -----------------------------------
TOTAL                 597,281    381,206       57%          2,799       2,838        -1%         510,681     170,524      199%
-------------------------------------------------------  ------------------------------------  -----------------------------------

Table 9 - 1H07 - Pre-Sales by Region
---------------------------------------------------------------------------------------------  -----------------------------------
Geog. Region           1H07        1H06    Change (%)       1H07        1H06     Change (%)       1H07        1H06     Change (%)
-------------------------------------------------------  ------------------------------------  -----------------------------------
Sao Paulo             229,950    226,338        2%          2,736       2,881        -5%         103,388     86,453       20%
Rio de Janeiro        90,830      95,366       -5%          2,923       3,129        -7%          40,941     39,511        4%
New Markets           276,501     59,502      365%          2,811       2,258        24%         366,352     44,560      722%
-------------------------------------------------------  ------------------------------------  -----------------------------------
TOTAL                 597,281    381,206       57%          2,799       2,838        -1%         510,681     170,524      199%
-------------------------------------------------------  ------------------------------------  -----------------------------------

Table 10 - 1H07 Pre-Sales by Launch Year
----------------------------------------------------------------------------------------------------------------------------------
Launching year         1H07        1H06    Change (%)       1H07        1H06     Change (%)       1H07        1H06     Change (%)
-------------------------------------------------------  ------------------------------------  -----------------------------------
Launches from 2007    299,521       -          NA           2,611           -        NA         237,456           -        NA
Launches from 2006    200,261    186,163        8%          3,011       3,442       -13%         96,647      64,162        51%
Launches from 2005     57,765    128,594      -55%          3,099       2,540        22%         61,632      58,167         6%
Up to 2004
launchings             39,734     66,449      -40%          3,228       2,230        45%        114,945      48,195       139%
-------------------------------------------------------  ------------------------------------  -----------------------------------
TOTAL                 597,281    381,206       57%          2,799       2,838        -1%        510,681     170,524       199%
-------------------------------------------------------  ------------------------------------  -----------------------------------

(1) For information about segmentation, refer to glossary in the end of this report. (2) Fit Residencial recognizes sales only after the client has received the final approval by Caixa Economica Federal.

Operations

Gafisa now has 89 projects under construction in 14 different states, totaling approximately 5.1 million square meters. With a strong record of managing multiple construction sites spread over a wide geographical area, we believe Gafisa has the expertise to deliver on our aggressive launch strategy.

We have delivered 12 projects this year and expect to deliver another 19 by the end of the year.


Land Reserves

Consistent with our established land bank policies, the Company owns approximately R$6.2 billion in its land bank distributed in 91 different sites. Gafisa's current land reserve totals R$3.3 billion as we continue aligned with our policy of maintaining land reserves of two to three years of future project launches. The land bank totals 1.5 million square meters, which is equivalent to 13,425 units, of which 9,541 units are in the middle and mid-high income segments. AlphaVille's current land reserves totals R$2.6 billion, which is equivalent to 12.3 million square meters, and 33,388 units. Fit's current land reserves totals R$233.1 million, which is equivalent to 137 thousand square meters, and 2,965 units.

We continue with our land bank diversification strategy and at the end of the quarter 68% of Gafisa's land bank was outside the cities of Rio de Janeiro and Sao Paulo. Our land bank reflects our strategy of servicing all levels of the homebuyer market. One of our goals going forward is to continue increasing the land bank for Fit Residencial, aimed at the Affordable Entry Level segment.

As of June 30, 2007, the proportion of land acquired through swap agreements in Gafisa dropped to 70.3% compared to 72.4% in March 31, 2007. In 2Q07, the percentage of swap agreements in our land reserve in the city of Sao Paulo decreased to 39.4% from 46.6% in 1Q07. The stock of land acquired through swap agreements in the city of Rio de Janeiro and in new markets was 88.6% and 72.4%, respectively.

The table below shows a detailed breakdown of our current land bank:

Table 11a - Land Bank Gafisa
----------------------------------------------------------------------------------------------------------------------------------
                                             Potential Units                          Future Sales (R$000)   % acquired through
                          HIGH          MID & MHI          AEL           COM&LOTS                                   Swap
----------------------------------------------------------------------------------------------------------------------------------
Sao Paulo                  636            2,074             -               102              1,192                  39.4%
----------------------------------------------------------------------------------------------------------------------------------
Rio de Janeiro             776              750             -               418                500                  88.6%
----------------------------------------------------------------------------------------------------------------------------------
New Markets                764            6,717             -             1,188              1,629                  72.4%
----------------------------------------------------------------------------------------------------------------------------------
Total                    2,176            9,541             -             1,708              3,321                  70.3%
----------------------------------------------------------------------------------------------------------------------------------
% of Total                 16%               71%            0%               13%
----------------------------------------------------------------------------------------------------------------------------------

Table 11b - Land Bank AlphaVille
----------------------------------------------------------------------
                     Potential Units  Future Sales     % acquired
                         LOTS           (R$000)          Swap
----------------------------------------------------------------------
Sao Paulo                15,739          1,033            85.1%
----------------------------------------------------------------------
Rio de Janeiro            1,736            178           100.0%
----------------------------------------------------------------------
New markets              15,913          1,396            82.3%
----------------------------------------------------------------------
Total                    33,388          2,607            84.6%
----------------------------------------------------------------------
% of Total                  100%
-------------------------------------

Table 11c - Land Bank Fit Residencial
----------------------------------------------------------------------
                     Potential Units  Future Sales      % acquired
                           AEL           (R$000)           Swap
----------------------------------------------------------------------
Sao Paulo                 1,199             87             0.0%
----------------------------------------------------------------------
Rio de Janeiro                -              -             0.0%
----------------------------------------------------------------------
New markets               1,766            145            16.0%
----------------------------------------------------------------------
Total                     2,965            233            10.6%
----------------------------------------------------------------------
% of Total                  100%
-------------------------------------


2Q07 - Revenues

Total net operating revenues for the three months ending June 30, 2007 rose 75% to R$266.5 million from R$152.2 million over the same period of the previous year. This growth was primarily due to the recognition of higher pre-sales from previous periods.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method) and the pre-sales portfolio is recognized in future periods even if the company has already completely pre-sold developments.

The table below presents detailed information of pre-sales and recognized revenues by launch year:

------------------------------------------------------------------------------------------------------------------------------
Table 12 - Pre-sales x Recognized revenues - 2Q07
------------------------------------------------------------------------------------------------------------------------------
                                            2Q07                                                 2Q06
Launching year        Pre-Sales   % of Total  Revenues   % of Revenues     Pre-Sales   % of Total   Revenues   % of Revenues
------------------------------------------------------------------------------------------------------------------------------
Developments
Launched in 2007       224,361      65.5%      16,038         6.0%
Launched in 2006        69,984      20.4%      73,398        27.5%         143,699       62.8%       16,042        10.5%
Launched in 2005        40,665      11.9%     128,083        48.1%          48,347       21.1%       43,144        28.4%
Launched up to 2004      7,768       2.3%      49,029        18.4%          36,824       16.1%       92,965        61.1%
------------------------------------------------------------------------  ----------------------------------------------------
TOTAL                  342,778     100.0%     266,548       100.0%         228,870      100.0%      152,151       100.0%
------------------------------------------------------------------------------------------------------------------------------

2Q07 - Gross Profits

Gross profits for 2Q07 totaled R$80.1 million, an increase of 105% compared to the second quarter of 2006. The gross margin for 2Q07 was 30.0%, 430 basis points (bps) higher than the same period of 2006. This result has been influenced by the increase in sales at higher margins as we have been recognizing revenue from projects launched in 2005 and 2006.


2Q07 - Selling, General, and Administrative Expenses (SG&A)

Our aggressive growth strategy leads to higher SG&A expenses. As seen below, the main effect comes from the growth in G&A expenses. This growth is due to the consolidation of AlphaVille (R$5.5 million), and the ramp-up of Fit Residencial and Bairro Novo (R$2.8 million). Additionally, bonus provisions (R$4.9 million), which were previously accrued at year end are now accrued quarterly.

In the current scenario, it is more appropriate to compare SG&A expenses with the company's launches due to the lag in revenue recognition.

Table 13 - SG&A expenses               2Q07           2Q06                                                1H07          1H06
----------------------------------------------------------------    --------------------------------------------------------------
Selling Expenses                      17,330         9,422          Selling Expenses                     29,336        18,551
G&A Expenses                          27,146         10,021         G&A Expenses                         46,280        16,622
----------------------------------------------------------------    --------------------------------------------------------------
SG&A                                  44,476         19,443         SG&A                                 75,616        35,173
----------------------------------------------------------------    --------------------------------------------------------------

                                       2Q07           2Q06                                                1H07          1H06
----------------------------------------------------------------    --------------------------------------------------------------
Selling Expenses / Launches            3.7%           3.4%          Selling Expenses / Launches           3.8%          4.3%
G&A Expenses / Launches                5.8%           3.7%          G&A Expenses / Launches               6.0%          3.8%
----------------------------------------------------------------    --------------------------------------------------------------
SG&A / Launches                        9.4%           7.1%          SG&A / Launches                       9.8%          8.1%
----------------------------------------------------------------    --------------------------------------------------------------


2Q07 - EBITDA

EBITDA for 2Q07 totaled R$38.4 million, 90% higher than the R$20.2 million in 2Q06. As a percentage of net revenues, EBITDA increased 115 bps from 13.3% in 2Q06 to 14.4% in the 2Q07.

Our aggressive growth strategy leads to higher SG&A expenses, as Gafisa expenses selling on a cash basis and increases the G&A to support growth. As we recognize 100% of the expenses as they are incurred, but use the PoC method to recognize the revenues, SG&A expenses increase in advance of the higher revenues. Please refer to the 4Q06 Earnings Release for a detailed description of the SG&A accounting.

It is also important to mention that, starting in 2007, we are accruing our bonus provision on a quarterly basis. During 2006 we provisioned the yearly bonus fully in the last quarter, strongly impacting the quarter's EBITDA. Impact in 2007 will be distributed in all four quarters, with an R$4.9 million provision in 2Q07, which represents 1.9% of net revenues.


2Q07 - Depreciation and Amortization

Depreciation and amortization in 2Q07 amounted to R$5.5 million, an increase of 440% compared to the R$1.0 million in 2Q06. This is a result primarily of the R$3.8 million amortization of goodwill from the AlphaVille acquisition. The goodwill from the AlphaVille acquisition will be amortized over 10 years.

2Q07 - Financial Results

Net financial results totaled a negative R$3.0 million in 2Q07 compared to a positive R$4.0 million in 2Q06. Financial expenses in 2Q07 totaled R$18.3 million, an increase of 45% over 2Q06 R$12.6 million as we consolidated AlphaVille's debt. Financial income decreased from R$16.6 million to R$15.4 million, primarily due to the effect in cash and cash equivalents of the lower interest rates.

2Q07 - Income Taxes

Income taxes and social contribution for 2Q07 amounted to a positive R$3.9 million versus a negative R$2.0 million in same period of last year, mainly because of tax credits in 2Q07.


2Q07 - Net Income and Earnings per Share

Net income for 2Q07 was R$32.1 million (12.1% of net revenues), R$11.0 million or 52.2% higher than the adjusted Net income of R$21.1 million (13.9% of net revenues) or 67% higher than the unadjusted net income of $19.3 million registered in the same period of 2006. 2006 results were adjusted by a one off charge of R$1.8 million.

Net earnings per share was R$0.25 in 2Q07 compared to pro-forma adjusted and unadjusted net earnings per share of R$0.21 in 2Q06. Basic weighted average shares outstanding were 129 million in 2Q07 and 102 million in 2Q06.


Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$418.8 million in 2Q07, R$180.0 million higher than the 2Q06 and R$46.9 million more than 1Q07.

The table below shows our revenues, costs and results to be recognized, as well as the amount of the corresponding costs and the expected margin:

----------------------------------------------------------------------------------------------------------------------------------
Table 14 - Revenues and results to be recognized (R$000)
----------------------------------------------------------------------------------------------------------------------------------
(eop)                                                         2Q07          1Q07         2Q06        2Q07 x 1Q07    2Q07 x 2Q06
----------------------------------------------------------------------------------------------------------------------------------
Sales to be recognized--end of period                       1,100.2         985.7        540.1         11.62%         103.69%
Cost of units sold to be recognized - end of period          -681.4        -613.8       -301.3         11.01%         126.14%
Backlog of Results to be recognized                           418.8         371.9        238.8          12.6%           75.4%
Backlog Margin - yet to be recognized                         38.1%          37.7%        44.2%          0.3%           -6.1%
----------------------------------------------------------------------------------------------------------------------------------


Balance Sheet

Cash and Cash Equivalents
On June 30 2007, cash and cash equivalents increased to R$496.0 million, 20% lower than March 31, 2007 (R$621.3 million), and 17% higher than 2Q06's (R$422.8 million).

Accounts Receivables
Accounts receivables increased 96.5% to R$1.8 billion in June 2007 when compared to the R$0.9 billion figure of 2Q06, and 16.0% compared to the R$1.5 billion that was registered in March 2007. In 2Q07, receivables of completed units (post-completion receivables) reached R$239 million or 13% of the total accounts receivables.

----------------------------------------------------------------------------------------------------------------------------------
  Table 15 - Accounts Receivables from Clients
----------------------------------------------------------------------------------------------------------------------------------
  Real estate development receivables:                   2Q07            2Q06           1Q07         2Q07 x 2Q06    2Q07 x 1Q07
----------------------------------------------------------------------------------------------------------------------------------
  Current                                               411,256        311,648         365,848          32.0%          12.4%
  Long-term                                             316,057         72,763         236,576         334.4%          33.6%
----------------------------------------------------------------------------------------------------------------------------------
Total                                                   727,313        384,411         602,424          89.2%          20.7%
----------------------------------------------------------------------------------------------------------------------------------

Receivables to be recognized on our balance sheet according to PoC method and BRGAAP(for more details, see note 5 on our Financial Statements:

----------------------------------------------------------------------------------------------------------------------------------
                                                         2Q07            2Q06           1Q07         2Q07 x 2Q06    2Q07 x 1Q07
----------------------------------------------------------------------------------------------------------------------------------
  Current                                               270.288        116.048         220.894         132,9%          22,4%
  Long-term                                             793.470        411.171         720.555          93,0%          10,1%
----------------------------------------------------------------------------------------------------------------------------------
Total                                                  1.063.758       527.219         941.449         101,8%          13,0%

----------------------------------------------------------------------------------------------------------------------------------
Total Accounts Receivables                             1.791.071       911.630        1.543.873         96,5%          16,0%
----------------------------------------------------------------------------------------------------------------------------------

Inventory (Properties for Sale)
Our inventory includes land paid in cash, construction in progress, and finished units. Our inventory increased to R$594.0 million in 2Q07, an increase of 82.1% as compared to the R$326.2 million registered in 2Q06 due to recent land acquisitions in cash (more details in the "Land Reserves" section of this report) and developments under construction. It is important to note that the increase in units completed is due to the consolidation of AlphaVille.

The tables below details inventory for the 2Q07:

----------------------------------------------------------------------------------------------------------------------------------
Table 16 - Inventory
----------------------------------------------------------------------------------------------------------------------------------
                                              2Q07              1Q07              2Q06           2Q07 x 1Q07       2Q07 x 2Q06
----------------------------------------------------------------------------------------------------------------------------------
Land                                         187,257           214,235            84,899            -12.6%            120.6%
Properties under construction                351,753           295,704           204,394             19.0%             72.1%
Units completed                               55,003            49,520            36,881             11.1%             49.1%
----------------------------------------------------------------------------------------------------------------------------------
Total                                        594,013           559,459           326,174              6.2%             82.1%
----------------------------------------------------------------------------------------------------------------------------------

The table below details inventory units at market value for the 2Q07:

Table 17 - Inventory at Market Value
----------------------------------------------------------------------------------------------------------------------------------
Segments                                      2Q07                  1Q07              2Q06         2Q07 x 1Q07      2Q07 x 2Q06
----------------------------------------------------------------------------------------------------------------------------------
HIG                                          69,856                91,930           106,389           -24%             -34%
MHI                                         375,429               242,285           297,609            55%              26%
MID                                         385,465               312,472           123,059            23%             213%
AEL                                          10,549                20,253            13,685           -48%             -23%
LOT                                         157,182               195,903            69,630           -20%             126%
COM                                          15,760                22,346           130,755           -29%             -88%
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     1,014,242               885,189           741,127            15%              37%
----------------------------------------------------------------------------------------------------------------------------------

Geog. Region                                  2Q07                  1Q07              2Q06         2Q07 x 1Q07      2Q07 x 2Q06
----------------------------------------------------------------------------------------------------------------------------------
Sao Paulo                                   269,476                265,407          326,395             2%             -17%
Rio de Janeiro                              248,971                206,893          234,251            20%               6%
New Markets                                 495,794                412,889          180,481            20%             175%
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     1,014,242                885,189          741,127            15%              37%
----------------------------------------------------------------------------------------------------------------------------------

Launching year                                2Q07                  1Q07              2Q06         2Q07 x 1Q07      2Q07 x 2Q06
----------------------------------------------------------------------------------------------------------------------------------
Launches from 2007                          487,986                226,942             -                NA              NA
Launches from 2006                          263,959                331,795          252,997            -20%              4%
Launches from 2005                          161,553                203,340          242,449            -21%            -33%
Launches from 2004                          100,744                123,111          245,681            -18%            -59%
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     1,014,242                885,189          741,127             15%             37%
----------------------------------------------------------------------------------------------------------------------------------

Liquidity

The following table sets forth information on our indebtedness as of June 30, 2007:

----------------------------------------------------------------------------------------------------------------------------------
Table 18 - Debt Breakdown
----------------------------------------------------------------------------------------------------------------------------------
Type of transaction                                         Rates                   2Q07              1Q07         2Q07 x 1Q07
----------------------------------------------------------------------------------------------------------------------------------
Debentures                                               1.3%p.a. + CDI           250,481           242,663           3.2%
Construction Financing (SFH)                          6.2-11%p.a. + TR             38,295            34,248           11.8%
Downstream Merger obligation                           10-12%p.a. + TR             16,237            16,925           -4.1%
Funding for developments                               3-6.3%p.a. + CDI            22,359            23,147           -3.4%
Working Capital                                      3.5-6.2%p.a. + CDI            41,387            34,952           18.4%
Others (Alphaville)                                19.6-25.7%p.a                    1,998             3,912          -48.9%
----------------------------------------------------------------------------------------------------------------------------------
Total                                                                             370,757           355,847            4.2%
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Total Cash                                                                        496.016           621.252          -20,2%
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Net Debt (Cash)                                                                  -125.259          -265.405           24,3%
----------------------------------------------------------------------------------------------------------------------------------

Debt payment schedule as of June 30, 2007:

----------------------------------------------------------------------------------------------------------------------------------
Table 19 - Debt Maturity
----------------------------------------------------------------------------------------------------------------------------------
Type                                 Total            2007              2008            2009           2010       2011 and later
----------------------------------------------------------------------------------------------------------------------------------
Debentures                          250,481          10,481                -          48,000         96,000          96,000
Construction Financing (SFH)         38,295          22,588            7,494           6,451          1,762               -
Downstream Merger obligation         16,237           4,894            3,865           5,257          2,221               -
Funding for developments             22,359          13,204            4,367           2,957          1,831               -
Working Capital                      41,387          19,467            6,850           7,759          4,987           2,324
Others                                1,998             654              741             603              -               -
----------------------------------------------------------------------------------------------------------------------------------
Total                               370,757          71,288           23,317          71,027        106,801          98,324
----------------------------------------------------------------------------------------------------------------------------------

As of June 30 2007, our net debt to equity ratio was negative 8.6% compared to negative 18.2% in 2Q06 and negative 18.6% in 1Q07.


Outlook

We reiterate our outlook for the full year of 2007. We expect an increase of 60% to 65% in consolidated project launches over 2006. Approximately 25% (R$250 million) should come from Gafisa's core business, 20% (R$200 million) from Fit Residencial, and another 20% (R$ 200 million) from AlphaVille.

Gafisa expects to deliver a consolidated 2007 EBITDA margin of 15% to 16%. Gafisa's core business continues to increase its EBITDA margin, but the consolidated figure will be impacted by the costs associated with ramping up Fit Residencial, Bairro Novo, and AlphaVille.

Glossary

Backlog of Results - As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues - As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin - Equals to "Backlog of results" divided "Backlog of Revenues" to be recognized in future periods.

Land Bank - Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our board of directors.

PoC Method - Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using percentage-of-completion ("PoC") method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales - Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

HIG (High Income) - segment with residential units sold at minimum price of R$3,600 per square meter.

MHI (Mid-High) - segment with residential units sold at prices ranging from R$2,800 to 3,600 per square meter.

MID (Middle Income) - segment with residential units sold at prices ranging from R$2,000 to 2,800 per square meter.

AEL (Affordable Entry Level) - residential units targeted to the mid-low and low income segments with prices ranging from R$1,500 to 2,000 per square meter.

LOT (Urbanized Lots) - land subdivisions, or lots, with prices ranging from R$150 to R$800 per square meter

COM (Commercial buildings) - Commercial and corporate units developed only for sale with prices ranging from R$4,000 to R$7,000 per square meter.

SFH Funds - Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements - A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

About Gafisa
We are one of Brazil's leading diversified national homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 900 developments and constructed over 37 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe "Gafisa" is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.


Investor Relations:
Carlos Gros
Phone: +55 11 3025-9305
Email: ir@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (US - Europe)
Eileen Boyce
Reputation Partners
Phone: +011 312 222 9126
Fax: +011 312 222 9755
E-mail: eileen@reputationpartners.com

Media Relations (Brazil)
Joana Santos
Maquina da Noticia
Phone: +55 11 3147-7900
Fax: +55 11 3147-7900
E-mail: joana.santos@maquina.inf.br


     This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors, therefore, they are subject to change without prior notice.

Appendix

The following table sets forth detailed information of projects launched in 2007 by quarter:

Projects launched in 1Q07   Month of   Segment     Location       Usable Area   # of Units  Gafisa's  Sales Value at   % Sold up
                             Launch                                  (s.q.m)       (100%)     Stake    Gafisa's Stake   to 06/30/07
                                                                      (100%)                               (R$000)
---------------------------------------------------------------------------------------------------------------------------------
Fit Jacana1                 March       AEL      Sao Paulo - SP       9,181         184        100%        16,974           64%
Isla                        March       Mid     Sao Caetano - SP     31,423         240        100%        75,683           60%
Grand Valley                March       Mid    Rio de Janeiro - RJ   16,908         240        100%        44,014           51%
Acqua Residence (Fase 1)    March       Mid     Nova Iguacu - RJ     28,400         380        100%        71,701           43%
Celebrare                   March       Mid        Caxias - RJ       14,679         188        100%        35,189           65%
Reserva do Lago             March       Mid       Goiania - GO       16,800          96         50%        24,567           52%
Campo Grande I              March       Lot     Campo Grande - MS   225,269         489         67%        35,018           48%
---------------------------------------------------------------------------------------------------------------------------------
Total                                                               342,660       1,817                   303,147           54%
---------------------------------------------------------------------------------------------------------------------------------


Projects launched in 2Q07   Month of   Segment      Location       Usable Area   # of Units  Gafisa's  Sales Value at   % Sold up
                             Launch                                 (s.q.m)       (100%)     Stake    Gafisa's Stake    to 06/30/07
                                                                     (100%)                                (R$000)
---------------------------------------------------------------------------------------------------------------------------------
CSF - Primula               June        Mid      Sao Paulo - SP       13,897         96        100%        29,906           41%
CSF - Dalia                 June        Mid      Sao Paulo - SP        9,000         68        100%        18,430           33%
CSF - Acacia                June        Mid      Sao Paulo - SP       23,461        192        100%        47,784           36%
Jatiuca Trade Residence     June        Mid       Maceio - AL         32,651        500         50%        39,546           23%
Enseada das Orquideas       June      Mid-High    Santos - SP         52,589        475         80%       125,721            3%
London Green                June      Mid-High  Rio de Janeiro - RJ   28,998        300         50%        51,069           15%
Horizonte                   May         Mid        Belem -PA           7,505         29         60%        12,704           97%
Secret Garden               May         Mid     Rio de Janeiro - RJ   15,344        252        100%        38,699           48%
Evidence                    April       Mid     Sao Paulo - SP        23,487        144         50%        32,425           27%
Fit Maceio                  April       AEL        Maceio - AL         4,207         54         50%         3,087           29%
Acquarelle                  April       Mid        Manaus - AM        17,742        259         85%        35,420           32%
Palm Ville                  April       Mid       Salvador - BA       13,582        112         50%        15,106           74%
Art Ville                   April       Mid       Salvador - BA       16,157        263         50%        20,777           84%
---------------------------------------------------------------------------------------------------------------------------------
Total                                                                258,621      2,744                   470,673           29%
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
Total YTD 2007                                                       601,280      4,561                   773,819           39%
---------------------------------------------------------------------------------------------------------------------------------

Note: (1) As mentioned above, Fit Residencial recognizes sales only after the client has received the final approval by Caixa Economica Federal.

The following table sets forth the financial completion of the construction in progress in 2007 and 2006 and the related revenue recognized during those years:

----------------------------------------------------------------------------------------------------------------------------------
                                                                Final                                 Revenue
Development                        Month/Year  Total area     Completion       Percentage sold-      Recognized        Gafisa
                                    launched     (m(2))          (%)            accumulated           (BRL000)        Stake (%)
                                   -----------------------------------------  -----------------  -------------------
                                                           2Q07     2Q06       2Q07     2Q06       2Q07       2Q06
----------------------------------------------------------------------------  -----------------  ---------------------------------
Empresarial Pinheiros                nov-04      17,149    99.5%    49.4%     100.0%    11.0%     13,289     1,342      39.1%
Arena                                dez-05      29,256    59.7%    16.1%     100.0%    98.1%     11,710     4,971     100.0%
Villagio Panamby - Jazz Duet         set-05      13,400    78.1%    22.2%      80.2%    38.1%     11,460     2,075     100.0%
Sunspecial Resid. Service            mar-05      21,189    75.7%    21.2%      86.2%    73.3%      9,363     6,471     100.0%
Sunplaza Personal Office             mar-06       6,328    60.6%     8.9%      87.4%    69.2%      7,568     1,182     100.0%
Peninsula Fit                        mar-06      24,080    34.5%     2.3%      55.5%    49.8%      6,948       666     100.0%
Bem Querer                           nov-05      11,136    70.0%     2.0%     100.0%    95.3%      6,909       377     100.0%
Olimpic Resort                       out-05      21,851    65.2%    12.7%     100.0%    99.2%      6,824     5,265     100.0%
CSF - Saint Etienne                  mai-05      11,261    66.0%    12.1%      96.3%    89.4%      6,652       849     100.0%
Villagio Panamby - Agrias            nov-06      21,390    32.0%     0.0%      60.0%     0.0%      6,189         -     100.0%
Palm D'Or                            set-05       8,493    63.0%    25.5%      96.1%    36.4%      5,833     2,487     100.0%
Beach Park Acqua                     nov-05       9,770    55.7%    11.3%      86.2%    80.6%      5,766     1,168      90.0%
Blue Land                            ago-03      18,252    56.3%    36.4%      67.2%    22.4%      5,255     3,188     100.0%
Lumiar                               fev-05       7,193    89.6%    18.8%      96.8%    57.4%      5,181       942     100.0%
Del Lago                             mai-05      62,022    57.4%    19.2%      90.9%    48.6%      5,021     2,167      80.0%
Olimpic - Chacara Sto Antonio        ago-06      24,988    27.1%     0.0%      91.9%     0.0%      4,392         -     100.0%
Villagio Panamby - Domaine Du
Soleil                               set-05       8,225    82.2%    26.5%      84.0%    49.1%      4,004     3,405     100.0%
Montenegro Boulevard                 jun-05     174,862    92.7%    65.3%     100.0%    99.7%      3,824     2,220     100.0%
Villagio Panamby- Mirabilis          mar-06      23,355    48.4%     0.0%      80.5%    58.0%      3,784         -     100.0%
The Gold                             dez-05      10,465    69.3%     0.0%      68.3%    38.7%      3,653         -     100.0%
Icarai Corporate                     dez-06       5,683    29.5%     0.0%      85.2%     0.0%      3,643         -     100.0%
Celebrare                            mar-07      14,679    15.3%     0.0%      67.0%     0.0%      3,587         -     100.0%
Blue Vision - Sky e Infinity         jun-06      18,514    58.1%    37.4%      84.4%    42.0%      3,568     2,848      50.0%
Grand Valley                         mar-07      16,908    15.4%     0.0%      47.0%     0.0%      3,546         -     100.0%
Riviera Ponta Negra - Cannes e
Marseille                            jan-04      22,332   100.0%    79.9%      73.3%    67.9%      3,455     5,044     100.0%
Espaco Jardins                       mai-06      28,926    22.1%     0.0%      95.3%    30.9%      3,383         -     100.0%
Paco das Aguas                       mai-06      24,080    45.2%     0.0%      69.6%    47.8%      3,219         -      45.0%
Sundeck                              nov-03      13,043   100.0%    65.9%      86.5%    72.8%      3,172     7,607     100.0%
Villagio Panamby - Parides           nov-06      13,093    49.4%     0.0%     100.0%     0.0%      3,011         -     100.0%
Weber Art                            jun-05       5,812    69.8%    11.2%      91.2%    77.2%      2,790       702     100.0%
Vistta Ibirapuera                    mai-06       9,963    48.0%    32.3%     100.0%   100.0%      2,365    11,786     100.0%
Isla                                 mar-07      31,423    12.6%     0.0%      68.1%     0.0%      2,300         -     100.0%
Felicita - Evangelina 2              dez-06      11,323    14.5%     0.0%      55.1%     0.0%      2,232         -     100.0%
Terras de Sao Francisco              jul-04     114,160   100.0%    97.1%      93.5%    85.7%      2,093     2,627      50.0%
Collori                              nov-06      39,462    24.0%     0.0%      38.4%     0.0%      2,047         -      50.0%
Espacio Laguna                       ago-06      16,364    24.4%     0.0%      28.9%     0.0%      1,974         -      80.0%
Town Home                            nov-05       8,319    41.9%    13.2%      55.0%    20.0%      1,614     1,022     100.0%
Side Park - Ed. Style                jul-04      10,911    90.5%    37.5%     100.0%    96.5%      1,598     2,418     100.0%
New Point                            abr-03      12,034   100.0%    59.6%      98.5%    97.1%      1,554       117      90.0%
CSF - Paradiso                       mai-07      16,286     7.4%     0.0%      72.1%     0.0%      1,435         -     100.0%
Sunprime                             nov-03      11,802   100.0%    92.2%     100.0%    93.4%      1,423     3,239     100.0%
La Place                             mai-04       8,416   100.0%    68.0%      91.2%    69.0%      1,412     5,892     100.0%
CSF - Santtorino                     ago-06      14,979    11.9%     0.0%     100.0%     0.0%      1,279         -     100.0%
Ville Du Soleil                      out-06       8,920    29.4%     0.0%      29.4%     0.0%      1,071         -     100.0%
Cuiaba                               dez-05      11,775    44.6%     0.0%      27.9%     9.2%        984         -      50.0%
Art Ville                            abr-07      16,157     5.3%     0.0%      68.3%     0.0%        938         -      50.0%
Quinta Imperial                      jul-06       8,422    12.3%     0.0%      76.5%     0.0%        905         -     100.0%
Reserva das Palmeiras                fev-03      16,912   100.0%    96.1%     100.0%   100.0%        869       821      90.0%
Alphaville                                                                                        61,409         -
Others                                                                                             7,821    56,703
----------------------------------------------------------------------------------------------------------------------------------
Total                                                                                            264,319   139,602
----------------------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Income

----------------------------------------------------------------------------------------------------------------------------------
 R$ 000                                               2Q07            2Q06           1Q07         2Q07 x 2Q06      2Q07 x 1Q07
----------------------------------------------------------------------------------------------------------------------------------
Gross Operating Revenue                              280,121         158,701        246,053           77%             14%
Real State development and sales                     264,319         139,602        242,727           89%              9%
Construction and services rendered                    15,802          19,099          3,326          -17%            375%

Deductions                                           -13,573          -6,550        -21,737          107%            -38%

                                                   ------------   -------------   -------------  ---------------------------------
Net Operating Revenue                                266,548         152,151        224,316           75%             19%
                                                   ------------   -------------   -------------  ---------------------------------

Operating Costs                                     -186,467        -113,027       -156,356           65%             19%

                                                   ------------   -------------   -------------  ---------------------------------
Gross profit                                          80,081          39,124         67,960          105%             18%
                                                   ------------   -------------   -------------  ---------------------------------

Operating Expenses                                   -41,665         -18,949        -31,749          120%             31%
Selling expenses                                     -17,330          -9,422        -12,006           84%             44%
General and administrative expenses                  -27,146         -10,021        -19,134          171%             42%
Equity Income                                            -37           1,185           -259         -103%            -86%
Other Operating Revenues                               2,848            -691           -350         -512%           -914%

                                                   ------------   -------------   -------------  ---------------------------------
EBITDA                                                38,416          20,175         36,211           90%              6%
                                                   ------------   -------------   -------------  ---------------------------------

Depreciation and Amortization                         -5,517          -1,022         -5,061          440%              9%
Extraordinary expenses                                     0          -1,840        -30,174           na              na

                                                   ------------   -------------   -------------  ---------------------------------
EBIT                                                  32,899          17,313            976           90%           3269%
                                                   ------------   -------------   -------------  ---------------------------------

Financial Income                                      15,395          16,621          8,080           -7%             91%
Financial Expenses                                   -18,340         -12,631        -16,765           45%              9%

                                                   ------------   -------------   -------------  ---------------------------------
Income before taxes on income                         29,954          21,303         -7,710           41%           -489%
                                                   ------------   -------------   -------------  ---------------------------------

Deffered Taxes                                         5,703            -881         -1,551         -747%            -468%
Income tax and social contribution                    -1,774          -1,140         -1,591           56%              12%

                                                   ------------   -------------   -------------  ---------------------------------
Income after taxes on income                          33,883          19,282        -10,852           76%            -412%
                                                   ------------   -------------   -------------  ---------------------------------
Minority Shareholders                                 -1,743               0         -1,701           na                2%

                                                   ------------   -------------   -------------  ---------------------------------
Net income                                            32,140          19,282        -12,553           67%            -356%
                                                   ============   =============   =============  =================================
Adjusted net income per thousand shares                 0.25            0.21           0.18         0.04             0.07
outstanding

Consolidated Statements of Income

----------------------------------------------------------------------------------------------------------------------------------
 R$ 000                                                                  1H07                 1H06               1H07 x 1H06
----------------------------------------------------------------------------------------------------------------------------------
Gross Operating Revenue                                                526,174              296,193                  78%
Real State development and sales                                       507,046              262,584                  93%
Construction and services rendered                                      19,128               33,609                 -43%


Deductions                                                             -35,310              -12,216                 189%

                                                                   -----------------    -----------------   ----------------------
Net Operating Revenue                                                  490,864              283,977                  73%
                                                                   -----------------    -----------------   ----------------------

Operating Costs                                                       -342,823             -209,927                  63%

                                                                   -----------------    -----------------   ----------------------
Gross profit                                                           148,041               74,050                 100%
                                                                   -----------------    -----------------   ----------------------

Operating Expenses                                                     -73,414              -33,453                 119%
Selling expenses                                                       -29,336              -18,551                  58%
General and administrative expenses                                    -46,280              -16,622                 178%
Equity Income                                                             -296                2,354                -113%
Other Operating Revenues                                                 2,498                 -634                -494%

                                                                   -----------------    -----------------   ----------------------
EBITDA                                                                  74,627               40,597                  84%
                                                                   -----------------    -----------------   ----------------------

Depreciation and Amortization                                          -10,578               -1,734                 510%
Extraordinary expenses                                                 -30,174              -29,176                   3%

                                                                   -----------------    -----------------   ----------------------
EBIT                                                                    33,875                9,687                 250%
                                                                   -----------------    -----------------   ----------------------

Financial Income                                                        23,475               27,323                 -14%
Financial Expenses                                                     -35,105              -30,246                  16%

                                                                   -----------------    -----------------   ----------------------
Income before taxes on income                                           22,245                6,764                 229%
                                                                   -----------------    -----------------   ----------------------

Deffered Taxes                                                           4,152                 -289               -1537%
Income tax and social contribution                                      -3,365               -1,970                  71%

                                                                   -----------------    -----------------   ----------------------
Income after taxes on income                                            23,032                4,505                 411%
                                                                   -----------------    -----------------   ----------------------

Minority Shareholders                                                   -3,444                    0                  na

                                                                   -----------------    -----------------   ----------------------
Net income                                                              19,588                4,505                 335%
                                                                   =================    =================   ======================
Adjusted net income per thousand shares outstanding                       0.39                 0.34                0.05

Consolidated Balance Sheet

----------------------------------------------------------------------------------------------------------------------------------
  R$ 000                                              2Q07           2Q06           1Q07          2Q07 x 2Q06       2Q07 x 1Q07
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
Cash and banks                                         21,328         13,090         34,049            63%              -37%
Financial investments                                 474,688        409,689        587,203            16%              -19%
Receivables from clients                              435,887        311,648        392,634            40%               11%
Properties for sale                                   594,013        326,174        559,459            82%                6%
Other accounts receivable                             119,417        103,680        117,856            15%                1%
Deferred selling expenses                              25,259         48,054         18,972           -47%               33%
Prepaid expenses                                       13,238         43,367          7,691           -69%               72%
                                                   ------------   ------------   ------------   ----------------   ---------------
                                                    1,683,830      1,255,702      1,717,864            34%               -2%
Long-term assets
Receivables from clients                              316,057         72,763        236,576           334%               34%
Deferred taxes                                         73,913         41,446         59,921            78%               23%
Other                                                  38,704         29,133         44,287            33%              -13%
                                                   ------------   ------------   ------------   ----------------   ---------------
                                                      428,674        143,342        340,784           199%               26%
Permanent assets
Investments                                           167,709            554        171,602         30172%               -2%
Properties and equipment                               15,169          7,014         11,507           116%               32%
                                                   -------------------------------------------------------------------------------
                                                   -------------------------------------------------------------------------------
                                                      182,878          7,568        183,109          2316%                0%

                                                   ------------   ------------   ------------   ----------------   ---------------
Total assets                                        2,295,382      1,406,612      2,241,757            63%                2%
                                                   ============   ============   ============   ================   ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Loans and financings                                   51,710         56,213         53,716            -8%               -4%
Debentures                                             10,481         28,691          2,663           -63%              294%
Real estate development obligations                     5,710         27,757          5,088           -79%               12%
Obligations for purchase of land                      108,913         61,282        127,846            78%              -15%
Materials and service suppliers                        75,638         25,209         62,144           200%               22%
Taxes and contributions                                60,349         42,912         49,045            41%               23%
Taxes, payroll charges and profit sharing              21,141          6,830         19,587           210%                8%
Advances from clients - real state and services        50,181         45,828         62,833             9%              -20%
Dividends                                               2,823            114         11,163          2376%              -75%
Other                                                  15,359         14,499         22,558             6%              -32%
                                                   ------------   ------------   ------------   ----------------   ---------------
                                                      402,305        309,335        416,643            30%               -3%
Long-term liabilities
Loans and financings                                   68,566         37,950         59,469            81%               15%
Debentures                                            240,000        152,880        240,000            57%                0%
Obligations for purchase of land                       13,501          14711         14,055            -8%               -4%
Deferred taxes                                         52,260         29,387         43,848            78%               19%
Unearned income from property sales                     1,053          4,032             95           -74%             1008%
Other                                                  51,365         36,457         51,535            41%                0%
                                                   ------------   ------------   ------------   ----------------   ---------------
                                                      426,745        275,417        409,002            55%                4%
Deferred income
Deferred income on acquisition of subsidiary              345         14,227          1,281           -98%              -73%

Minority Shareholders                                   3,616              0         -9,489            na              -138%

Shareholders' equity
Capital                                             1,220,490        585,930       1,214,580          108%                0%
Treasury shares                                       -18,050        -47,026         -18,050          -62%                0%
Capital reserves                                      167,276        167,276         167,276            0%                0%
Revenue reserves                                       92,655        101,453          60,516           -9%               53%
                                                   ------------   ------------   ------------   ----------------   ---------------
                                                    1,462,371        807,633       1,424,322           81%                3%
                                                   ------------   ------------   ------------   ----------------   ---------------
Total liabilities and shareholders' equity          2,295,382      1,406,612       2,241,757           63%                2%
                                                   ============   ============   ============   ================   ===============